UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution on Cash Dividend

1. Dividend category		Annual dividend (cash)

2. Dividend amount per share (Won)	Common Stock	1,660

	Preferred Stock	—

3. Ratio of dividend to market value (%)	Common Stock	2.7

	Preferred Stock	—

4. Total amount of dividend payment (Won)		361,186,372,320

5. Record date		December 31, 2021

6. Expected dividend payment date		—

7. Expected date of the general shareholders’ meeting		—

8. Date of the resolution by the Board of Directors		February 8, 2022

• Attendance of external directors		Present: 5 Absent : 0

• Attendance of audit committee member that is not an external director		—

9. Other important matters relating to an investment decision

•  In addition to the annual dividend for the fiscal year 2021 described above, the following interim dividends were previously paid during 2021:

-   Won 2,500 per share as interim dividend for the second quarter of 2021; and

-   Won 2,500 per share as interim dividend for the third quarter of 2021.

•  The ratio of dividend to market value above is derived by dividing (x) the annual dividend amount per share by (y) the arithmetic average closing price of the common stock of SK Telecom Co., Ltd. (the “Company”) on the KOSPI Market of the Korea Exchange for the one-week period ending on the second trading day before the record date, and it excludes the interim dividend amounts per share.

•  The date of the general shareholders’ meeting has not yet been determined, and the dividend payment date will be set at a date within one month of the general shareholders’ meeting in accordance with Article 464-2 of the Commercial Act of Korea.

•  The matters stated in this report may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name: Title:	Hee Jun Chung Vice President

Date: February 9, 2022

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